Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222630

ARES REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 6 DATED APRIL 14, 2022

TO THE PROSPECTUS DATED DECEMBER 3, 2021

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ares Real Estate Income Trust Inc. (f/k/a Black Creek Diversified Property Fund Inc.), dated December 3, 2021 as supplemented by Supplement No. 1 dated December 3, 2021, Supplement No. 2 dated December 15, 2021, Supplement No. 3 dated January 14, 2022, Supplement No. 4 dated February 14, 2022, and Supplement No. 5 dated March 15, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of May 1, 2022;
●	the calculation of our March 31, 2022 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	an update on our assets and performance; and
●	updated experts information.

●             MAY 1, 2022 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of May 1, 2022 (and redemptions as of April 30, 2022) is as follows:

Share Class	Transaction Price (per share)
Class T	$8.6896
Class S	8.6896
Class D	8.6896
Class I	8.6896
Class E	8.6896

The transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2022. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             MARCH 31, 2022 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at blackcreekgroup.com/investment-solutions/AREIT and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (‘‘Altus Group’’ or the “Independent Valuation Advisor”) with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, reviewing the internal valuations of debt-related assets and liabilities performed by Black Creek Diversified Property Advisors LLC for periods prior to July 1, 2021 and Ares Commercial Real Estate Management LLC for periods thereafter (our “Advisor”), helping us administer the valuation and review process for the real properties in our portfolio, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor Black Creek Diversified Property Advisors Group LLC, members or affiliates of the former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of March 31, 2022 and February 28, 2022:

	As of
(in thousands)	March 31, 2022	February 28, 2022
Investments in office properties	$574,900	$572,000
Investments in retail properties	831,950	850,700
Investments in residential properties (1)	1,036,550	1,032,550
Investments in industrial properties	1,365,950	1,310,950
Total investment in real estate properties	3,809,350	3,766,200
Investment in unconsolidated joint venture partnerships	98,371	72,825
Debt-related investments	107,303	106,925
DST Program Loans	73,369	69,737
Total investments	4,088,393	4,015,687
Cash and cash equivalents	22,626	34,750
Restricted cash	4,021	4,258
Other assets	50,950	48,955
Line of credit, term loans and mortgage notes	(1,285,325)	(1,403,944)
Financing obligations associated with our DST Program	(930,259)	(841,076)
Other liabilities	(59,192)	(51,749)
Accrued performance participation allocation	(12,192)	(6,685)
Accrued advisory fees	(2,543)	(2,396)
Noncontrolling interests in consolidated joint venture partnerships	(1,211)	(1,202)
Aggregate Fund NAV	$1,875,268	$1,796,598
Total Fund Interests outstanding	215,806	212,557

(1)Residential properties include multi-family and student housing.

The following table sets forth the NAV per Fund Interest as of March 31, 2022 and February 28, 2022:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of March 31, 2022
Monthly NAV	$1,875,268	$165,165	$351,835	$66,574	$516,451	$481,846	$293,397
Fund Interests outstanding	215,806	19,007	40,489	7,662	59,433	55,451	33,764
NAV Per Fund Interest	$8.6896	$8.6896	$8.6896	$8.6896	$8.6896	$8.6896	$8.6896
As of February 28, 2022
Monthly NAV	$1,796,598	$153,929	$329,980	$62,116	$494,517	$470,671	$285,385
Fund Interests outstanding	212,557	18,211	39,040	7,349	58,507	55,686	33,764
NAV Per Fund Interest	$8.4523	$8.4523	$8.4523	$8.4523	$8.4523	$8.4523	$8.4523

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of March 31, 2022, we estimated approximately $41.9 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to suspend or terminate our share redemption program at any time. Our NAV generally does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of March 31, 2022, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Residential	Industrial	Weighted-Average Basis
Exit capitalization rate	6.00%	6.24%	4.78%	4.75%	5.26%
Discount rate / internal rate of return	6.56%	6.89%	5.91%	5.71%	6.15%
Average holding period (years)	9.6	10.0	10.0	10.1	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Office	Retail	Residential	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	3.06%	2.51%	3.67%	4.02%	3.45%
	0.25% increase	(2.81)%	(2.31)%	(3.30)%	(3.62)%	(3.12)%
Discount rate (weighted-average)	0.25% decrease	2.05%	1.90%	2.02%	2.12%	2.03%
	0.25% increase	(2.00)%	(1.86)%	(1.97)%	(2.07)%	(1.98)%

From September 30, 2017 through November 30, 2019, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for December 31, 2019, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market. As of March 31, 2022, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition.

●             STATUS OF THIS OFFERING

As of April 1, 2022, we had raised gross proceeds of approximately $778.8 million from the sale of approximately 100.4 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $50.9 million. As of April 1, 2022, approximately $2.2 billion in shares remained available for sale pursuant to this offering, including approximately $449.1 million in shares available for sale through our distribution reinvestment plan.

●             UPDATE ON OUR ASSETS AND PERFORMANCE

As of March 31, 2022, our consolidated investments include 72 real estate properties totaling approximately 14.9 million square feet located in 31 markets throughout the U.S., which were 94.2% leased.

As of March 31, 2022,our leverage ratio was 31.2% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property, net investment in unconsolidated joint venture partnerships and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

The following table sets forth the top ten geographic allocations of our real estate portfolio based on fair value as of March 31, 2022:

($ in thousands)	Number of Properties	Fair Value of Real Properties	% of Fair Value
Central Florida	8	$688,950	18.1%
Northern New Jersey	4	380,950	10.0
Greater Boston	14	360,850	9.5
Washington, DC	5	322,950	8.5
Atlanta, GA	3	279,850	7.3
South Florida	3	216,450	5.7
East Bay, CA	3	184,300	4.8
Philadelphia, PA	3	148,500	3.9
Tucson, AZ	1	127,800	3.4
Reno, NV	1	107,050	2.8
Other	27	991,700	26.0
Total real properties	72	$3,809,350	100.0%

The following table sets forth the total shareholder returns for the periods ended March 31, 2022:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)
Class T Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(0.37)%	15.05%	7.13%
Class T Share Total Return (without upfront selling commissions and dealer manager fees) (3)	3.11	19.07	7.27
Class S Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(0.37)	15.05	7.13
Class S Share Total Return (without upfront selling commissions and dealer manager fees) (3)	3.11	19.07	7.27
Class D Share Total Return (3)	3.17	19.79	7.61
Class I Share Total Return (3)	3.19	20.09	8.01
Class E Share Total Return (3)	3.19	20.09	8.06

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted “with upfront selling commissions and dealer manager fees” (“Total Return”). Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.
(2)	NAV inception was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.
(3)	The Total Returns presented are based on actual NAVs at which shareholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

●             EXPERTS

The statements included in this Supplement under “March 31, 2022 NAV Per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.